WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

 MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated August 5, 2021, and provides an analysis of the Company's results of operations for the three and six months ended June 30, 2021.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance.  The information should be read in conjunction with Western's condensed interim consolidated financial statements for the three and six months ended June 30, 2021, and Western's audited consolidated financial statements for the year ended December 31, 2020, and the notes thereto prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2020.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2020 ("AIF"), is filed with Canadian regulators on SEDAR at www.sedar.com.  This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino" or "Casino Project") towards production.  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENT

Strategic Investment by Rio Tinto Canada

On May 31, 2021, Rio Tinto Canada Inc. ("Rio Tinto") purchased 11,808,490 common shares of the Company at a price of $2.17 per common for gross proceeds of $25,624,423.  The strategic investment results in Rio Tinto owning approximately 8% of the Company.

In connection with the strategic investment by Rio Tinto, the Company and Rio Tinto entered into an investor rights agreement, whereby, subject to certain conditions, including time and ownership thresholds, Rio Tinto will have certain rights, including the right to appoint:

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

• one member to a Casino Project Technical Committee.

• one non-voting observer to attend all meetings of the board of directors of the Company.

• one director of the Company, if Rio Tinto's ownership increases to at least 12.5%.

• up to three secondees to the Casino Project.

In addition, Rio Tinto will have a right to participate in future equity issuances to maintain its ownership in the Company and will be provided with a one-time "demand registration right" and "piggy-back registration rights."

Under the investor rights agreement, for a period of 12 months, Rio Tinto has also agreed:

• not to sell, transfer, offer or otherwise dispose of any shares without first notifying the Company.

• to vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders.

• not to acquire any securities of the Company, subject to certain exceptions.

Financings

On July 29, 2021, the Company completed a brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 2,670,000 FT Shares at a price of $3.00 per FT Share for aggregate gross proceeds of $8,010,000.  In connection with the private placement, the agents were paid a cash fee equal to 6% of the aggregate gross proceeds from the sale of the FT Shares.

Director Changes

On June 30, 2021, Dale Corman, Executive Chairman of the Company's Board of Directors, retired.

The Board appointed Ken Williamson to act as Interim Chairman, and has begun the process of finding a permanent replacement for Mr. Corman.  Mr. Williamson has been a director of Western since 2019.

CASINO PROJECT UPDATE

2021 Exploration and Drilling Program

On June 24, 2021, the Company announced its 2021 drilling and exploration program.  The Program was developed with input from Rio Tinto as outlined in the Investor Rights Agreement and Subscription Agreement entered as part of an investment by Rio Tinto Canada in Western.  The program will consist of:

Exploration Drilling

The 2021 program will include an exploration diamond drilling phase comprising roughly 5,000 metres in 12 holes. These will target the peripheral areas of the Casino Deposit (the "Casino Deposit" or "Deposit"), as well as several exploration targets within the Canadian Creek property.  Drilling on Canadian Creek will specifically target at least three areas having prospective soil geochemical and/or geophysical signatures.  These include an area of anomalous molybdenite revealed from soil sampling and a potassium anomaly revealed from geophysical radiometric surveying. Also, a prospective magnetic "low" anomaly south of the main Casino Deposit will also be tested.

Metallurgical and Geotechnical Drilling

The diamond drilling program will also include a metallurgical component comprising 1,000 metres of large-diameter core in three holes, to test amenability of the mineralization to mineral processing.  The program also includes roughly 1,500 m of geotechnical and hydrological drilling in the Deposit area, as well as a 910 metre geotechnical program designed by Knight-Piesold Consulting. This will target the ground conditions of the proposed tailings management facility, proposed heap leaching and milling facilities and new airstrip.

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Resource Confirmation Drilling

The 2021 program also includes a five-hole, 1,500 metre resource confirmation campaign, targeting the eastern and southern margins of the main Deposit.  This campaign is designed to confirm the lithological and mineralogical settings of this portion of the Deposit.  Core obtained will undergo metallurgical testing as well as conventional gold and multi-element analyses.

Soil Sampling

The 2021 program includes a soil sampling component, covering the majority of the Casino property and focusing particularly on areas east and south of the Casino Deposit.  The program will comprise of collection of roughly 2,400 "B-horizon" soil samples on a 200 m by 200 m grid spacing.  The objective is to identify any geochemical signatures that may indicate a second porphyry centre or further mineralized zones related to the main Deposit.

Enersoft Logging

The program also involves scanning of drill core utilizing the innovative "GeologicalAI" robotic scanning device built by Enersoft Inc., of Calgary, Alberta.  The scanning includes "LIDAR" (Light Detection and Ranging) scanning, XRF analysis, hyperspectral analysis and some geotechnical analyses. The primary focus will be to establish a standardization of rock types drilled throughout all programs completed to date.  Scanning will be done on the majority of drill core form the 1992 through 1994 programs, much of the core from the 2008 through 2012 programs, and some core from the high-grade "Deposit Core" identified by Western from the results of the 2020 program.  Scanning will also be done for all of the 2021 metallurgical, geotechnical and resource confirmation drilling, and on the 2021 exploration drilling where warranted.

Preliminary Economic Assessment

On June 22, 2021, the Company released the results of its Preliminary Economic Assessment (the "PEA") for the Casino project.  The Study considered the Project being constructed as an open pit mine, with a concentrator processing nominally 120,000 tonnes per day and a gold heap leach facility processing nominally 25,000 tonnes per day.

The Study supersedes all previous studies and incorporates the updated mineral resource with an effective date of July 3, 2020.  The Study also incorporates outcomes of the Best Available Tailings Technology Study (the "BATT Study") completed in 2018 with participation by First Nations, the Yukon Environmental and Socio-economic Assessment Board ("YESAB") and the Yukon Government. The design concept for the tailings management facility ("TMF") also reflects the guidance received from the Independent Engineering Review Panel.

The Study examines the development of the Casino Project, which comprises the processing of 1.3 billion tonnes of mineralized material for both the mill and heap leach, with deposition of mill tailings and mine waste in the TMF facility consistent with the design concepts considered during the BATT Study as a base case development.  Unless otherwise indicated, all further references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

HIGHLIGHTS

Base Case*
Payback period, years	3.0

NPV pre-tax (8% discount)	$3.62 billion
NPV after-tax (8% discount)	$2.33 billion

LOM pre-tax free cash flow	$13.0 billion
LOM after-tax free cash flow	$9.1 billion

IRR pre-tax (100 % equity)	23.3%
IRR after-tax (100% equity)	19.5%

Initial Capital Investment	$3.25 billion
Total mineralized material mined	1.3 billion tonnes
Mill mineralized material	1.1 billion tonnes
Heap leach mineralized material	204 million tonnes

Mill operation	25 years
Heap leach operation	23 years
LOM strip ratio	0.38:1

Base Case metal prices: Cu: US$3.35/lb, Au: US$1,600/oz, Ag: US$24/oz, Mo: US$12/lb.

KEY CHANGES FROM THE PREVIOUS STUDY

The engineering design basis for this PEA is similar in most respects to earlier studies but includes several significant design improvements.  The major changes include:

Tailings Management Facility

The TMF is sized to provide sufficient capacity to store approximately 712 Mt of tailings and 500 Mt of mining waste rock and overburden materials. The remaining 415 Mt of non-acid generating ("NAG") tailings will be used for dam construction following classification with hydrocyclones and dewatering screens. The TMF for the PEA includes design changes based on the recommendations from the BATT Study.  The key changes to the TMF design concept include:

  Substantial reduction in the quantity of free-standing water impounded during operations and a corresponding reduction of risk associated with this facility.
  Closure by saturated NAG tailings cover limiting the need for a flooded cover.
  A tailings dewatering facility to conserve additional coarse sand material for dam construction. Surplus sand produced through cycloning and screening operations will be used to buttress the downstream slopes of the main embankment.
  Changes to the design of the starter dam to reduce construction risk.
  Added a HDS water treatment facility to provide mitigation for potential water surplus conditions, However, surplus water is not expected under design operating conditions.

4

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Updated Mineral Resource

The updated mineral resource, released in July 2020, was used as the basis of the PEA.  For the purposes of the Study, only the measured and indicated mineral resources were considered as mill or heap leach feed.  Inferred mineral resources in the pit are considered to be waste as there are limited inferred mineral resources in the designed pit.

Note that the Study reports on mineral resources, not mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Heap Leach Gold Recovery

New column testing on various lithology samples representing the feed to the heap leach indicated that the gold recovery in the heap leach could be increased from 66% to 70%.

Access Road

Costing for the access road was adjusted to incorporate the commitment from the Yukon and Federal government to fund portions of the access road.  More detail can be found in the Western news release dated September 5, 2017.

Airstrip

The proposed airstrip has been relocated along the access road to limit the potential impact on caribou habitat.

FINANCIAL RESULTS

The Study indicates that the potential economic returns from the Project justify its further development and securing the required permits and licenses for operation.

The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and CAN$:US$ exchange rate ("Base Case" prices).

Note that an exchange rate of CAN$:US$ of 0.80 was used for the capital cost estimation for all metal price scenarios.

The following table summarizes the financial results:

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Base Case
Copper (US$/lb)	3.35
Molybdenum (US$/lb)	12.00
Gold (US$/oz)	1,600
Silver (US$/oz)	24.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, $millions)	5,790
NPV pre-tax (8% discount, $millions)	3,620
IRR pre-tax (100% equity)	23.3%

NPV after-tax (5% discount, $millions)	3,900
NPV after-tax (8% discount, $millions)	2,330
IRR after-tax (100% equity)	19.5%

LOM pre-tax free cash flow ($millions)	13,000
LOM after-tax free cash flow ($millions)	9,070

Payback period (years)	3.0
Net Smelter Return ($/t milled)	28.14
Copper Cash Cost* (US$/lb)	(1.13)

*C1 cash costs, net of by-product credits.

The financial results of the Study are significantly influenced by copper and gold prices, as is shown in the tables below:

Copper Price (US$/lb)*	$2.50	$3.00	$3.35	$4.00	$4.50	$5.00
NPV pre-tax (8%) ($M)	2,290	3,070	3,620	4,630	5,410	6,190
NPV after-tax (8%) ($M)	1,400	1,950	2,330	3,040	3,590	4,140
IRR pre-tax	18.5%	21.4%	23.3%	26.6%	29.0%	31.3%
IRR after-tax	15.4%	17.9%	19.5%	22.3%	24.3%	26.2%
Payback (years)	3.7	3.2	3.0	2.7	2.5	2.3

Gold Price (US$/oz)*	$1200	$1400	$1600	$1800	$2000	$2200
NPV pre-tax (8%) ($M)	2,580	3,100	3,620	4,130	4,650	5,170
NPV after-tax (8%) ($M)	1,600	1,960	2,330	2,700	3,060	3,430
IRR pre-tax	19.3%	21.3%	23.3%	25.2%	27.1%	29.0%
IRR after-tax	16.1%	17.8%	19.5%	21.1%	22.7%	24.3%
Payback (years)	3.5	3.2	3.0	2.8	2.6	2.5

*All other metal prices except those noted are the same as the Base Case.

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Higher grade material is fed to the concentrator during the first four years of the concentrator operation. This factor, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the Project's financial performance.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)	1,081	645
Average Annual After-tax Cash Flow ($millions)	965	528
Average Net Smelter Return (NSR) ($/t ore milled)	41.92	28.14
% of Revenue - Copper	50	47
% of Revenue - Gold	37	36
% of Revenue - Silver	3	3
% of Revenue - Molybdenum	10	14

CAPITAL COSTS

Total initial capital investment in the Project is estimated to be $3.25 billion, which represents the total direct and indirect cost for the complete development of the Project, including associated infrastructure and power plant.  The following table shows how the initial capital is distributed between the various components.

Cost Item	Total ($M)
Process Plant and Infrastructure
Project Directs including freight	1,777
Project Indirects	390
Contingency	412
Subtotal	2,579
Mining
Mine Equipment	409
Mine Preproduction	211
Subtotal	620
Owner's Costs	52
Total Initial Capital Costs	3,251
Sustaining Capital	719
Total Life of Mine Capital Costs	3,970

OPERATING COSTS

Operating costs for the milling operation were calculated per tonne of material processed through the mill over the life of mine:

LOM
($/tonne)
Milling	$5.72
General & Administrative	$0.45
Total	$6.17

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Heap leach operating costs were calculated per tonne of material processed through the heap leach over the life of the heap leach.

LOM
($/tonne)
Heap Leach Operation	$1.30
ADR/SART	$4.67
Total	$5.98

Mining costs were calculated to average $1.93 per tonne of material moved and $3.10 per tonne of mineralized material.

($/tonne)
Cost per tonne material (material moved)	$1.93
Cost per tonne mill feed (mill + heap material)	$3.10
Cost per tonne mill feed	$3.66

The combined mining and milling costs are $9.84 per tonne material milled for the life of mine, which compares favorably to the life-of-mine net smelter return of $28.14 per tonne at Base Case metal prices.

DEVELOPMENT PLAN

The Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.  Key metrics of the processing plant are shown below:

	Years 1-4	Life of Mine
Strip ratio	0.28	0.38
Nominal Throughput
Mill (tpd)	120,000	120,000
Heap (tpd)	25,000	25,000
Average Annual Metal Production
Copper (Mlbs)	252	178
Gold (kozs)	339	231
Silver (kozs)	1,570	1,360
Molybdenum (Mlbs)	16.5	16.6
Average Annual Mill Feed Grade
Copper (%)	0.312	0.197
Gold (g/t)	0.360	0.226
Silver (g/t)	2.039	1.702
Molybdenum (%)	0.026	0.022
Average Annual Heap Leach Grade*
Gold (g/t)	0.359	0.259
Silver (g/t)	2.271	1.95
Copper (%t)	0.039	0.034

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

	Years 1-4	Life of Mine
Recovery (Mill)
Copper (%)	84.5	86.6
Gold (%)	67.6	67.1
Silver (%)	55.3	53.1
Molybdenum (%)	65.9	71.3
Recovery (Heap)
Gold (%)	70.0	70.0
Copper (%)	18.0	18.0
Silver (%)	26.0	26.0
Annual Concentrate Production
Cu (dry ktonnes)	408	288
Mo (dry ktonnes)	13	13
Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0	28.0
Au (g/t)	25.9	24.9
Ag (g/t)	119.8	147.1
Molybdenum Concentrate
Mo (%)	56.0	56.0

*Heap leach first four years grades taken from the start of the heap leach.

INFRASTRUCTURE

A new 132-km all-weather access road will be developed, extending from the end of the existing Freegold Road and generally following the alignment of the existing "Casino Trail" to the mine site. The Study contemplated that concentrates will be transported, stored and loaded on ships via upgraded facilities provided by the Port of Skagway, Alaska. The Project operating cost estimate includes the anticipated concentrate handling service charges based on use of the upgraded facilities.

SECOND PHASE DEVELOPMENT

The Study also examined extending the operation after treating the first 1.3 billion tonnes of mineralized material (Phase I) for approximately 25 years (Phase II) for a total life-of-mine of 47 years. The extended operation is achieved using the original concentrator and associated infrastructure at the same nominal processing rate of 120,000 tonnes per day. An additional 1 billion tonnes of mineralized material would be processed by the mill during the extended operation. A secondary TMF would be constructed downstream of the original TMF to accommodate the additional tailings and waste rock associated with extended operations.

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

The indicative capital requirements and economic performance indicators for the extended operations scenario is as shown below.  As this table shows, the differences between Phase I capital costs and the combined Phase I + Phase II capital costs are the additional sustaining capital to construct the secondary TMF facility and the mine equipment required to support the Project through the additional years of mine life.

Cost Item	Phase I Total ($M)	Phase I + II Total ($M)
Process Plant and Infrastructure
Project Directs including freight	1,777	1,777
Project Indirects	390	390
Contingency	412	412
Subtotal	2,579	2,579
Mine
Mine Equipment	409	419
Mine Preproduction	211	206
Subtotal	620	625
Owner's Costs	52	52
Total Initial Capital Cost	3,251	3,256
Sustaining Capital	719	1,808
Total Life of Mine Capital Costs	3,970	5,064

The net present value and internal rate of return for developing the two-phase project are not significantly different from those for developing the single-phase project, however, the life-of-mine and life-of-mine cash flow increase significantly.  Highlights from developing the Phase I + II development at Base Case metal prices are shown below:

	Phase I Development	Phase I + II Development
NPV pre-tax* (8% discount)	$3.62 billion	$3.70 billion
NPV after-tax* (8% discount)	$2.33 billion	$2.38 billion

LOM pre-tax free cash flow*	$13.0 billion	$17.2 billion
LOM after-tax free cash flow*	$9.1 billion	$12.0 billion

IRR pre-tax* (100 % equity)	23.3%	23.1%
IRR after-tax* (100% equity)	19.5%	19.3%

Total mineralized material mined	1.3 billion tonnes	2.4 billion tonnes
Mill mineralized material	1.1 billion tonnes	2.1 billion tonnes
Heap leach mineralized material	204 million tonnes	240 million tonnes
Average annual mill feed grades
Copper (%)	0.197	0.163
Gold (g/t)	0.226	0.192
Silver (g/t)	1.70	1.507
Molybdenum (%)	0.022	0.018
Average annual heap leach grades*
Gold (g/t)	0.259	0.245
Silver (g/t)	1.95	1.87
Copper (g/t)	0.034	0.034

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

	Phase I Development	Phase I + II Development
Mill operation	25 years	47 years
Heap leach operation	23 years	33 years
LOM waste:ore ratio	0.38:1	0.47:1

*Based on Base Case metal prices: Cu: US$3.35/lb, Au: US$1,600/oz, Ag: US$24/oz, Mo: US$12/lb

On August 3, 2021, the Company filed a technical report titled “Casino Project, Form NI 43-101F1 Technical Report Preliminary Economic Assessment, Yukon, Canada” with an effective date of June 22, 2021 (the “Report”).  The Report summarizes the results of a preliminary economic assessment on the Casino copper-gold project, which results were first reported by the Company in a news release dated June 22, 2021.

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

COVID-19 Policy

The Company has implemented a COVID-19 Policy to reduce the spread of COVID-19 at its exploration camp, and in the Yukon.  The Company will continue to follow the guidance issued by the Federal and Territorial governments for the operation of remote camps and mining operations.  All policies can be found on the Company's website.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

On November 24, 2020, the Company announced Yukon Government and Little Salmon/Carmacks First Nation have reached an agreement (the "Agreement") to upgrade three bridges along the Freegold Road, which will benefit access to the Casino Project. The Agreement provides funding for Little Salmon/Carmacks First Nation to effectively participate in the planning, design, regulatory processes and construction activities of the project.

This Agreement represents the second project agreement for the Yukon Resource Gateway Project (the "Gateway Project") on the Freegold Road.  The Gateway Project includes funding for upgrading the initial 82 km of the existing access road to standards required for the Casino Project and 30% funding for the additional 126 km of new access road to the Casino site secured through commitments from the Yukon Government and the Federal Government.

The first project agreement on the Freegold Road was reached in April 2019 on the initial segment of the Freegold Road - the Carmacks Bypass. The Carmacks bypass will ensure the safety of Carmacks residents by redirecting industrial traffic away from the community and has recently moved through the Environmental Assessment process and has been recommended to proceed. Construction of the Carmacks bypass will begin following the issuance of required permits.

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation expenditures

Western's recent activities have focused on exploration and drilling of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the six months ended June 30,	2021	2020
	$	$
Claims maintenance	22,270	25,575
Engineering	905,442	58,521
Exploration and camp support	1,735,285	958,810
Permitting	191,996	38,398
Salary and wages	101,351	132,379
Share-based payments	80,992	28,978

TOTAL	3,037,336	1,242,661

Royalties and production payments

Certain portions of the Casino property remain subject to certain royalty obligations. The surviving royalties and agreements are as follows:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

• 5% Net Profits Interest (the "NPI"), as defined in the Casino B Option Agreement, remains in effect on the Casino B Claims and $1 million payment is required to be made to the original optionor within 30 days of achieving a commercial production decision.

• 5% Net Profit Interest Royalty (the "NPI Royalty") presently held by Archer-Cathro and Associates on the ANA claims pursuant to the NPI Royalty Agreement dated December 4, 1990 (the "NPI Royalty Agreement") among Big Creek Resources Ltd., Rinsey Mines Ltd., and Renoble Holdings Inc.

13

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Jun-21	31-Mar-21	31-Dec-20	30-Sep-20
	$	$	$	$
Loss and comprehensive loss	1,176,295	1,096,896	407,894	438,977
Loss per share - basic and diluted	0.01	0.01	0.00	0.00
Cash and short-term investments	49,710,381	26,989,662	28,647,190	2,946,363
Exploration and evaluation assets	56,785,349	54,467,749	53,748,013	53,222,045
Total assets	108,157,055	82,667,429	83,810,068	56,945,795

As at and for the quarter ended	30-Jun-20	31-Mar-20	31-Dec-19	30-Sep-19
	$	$	$	$
Loss and comprehensive loss	425,392	761,094	518,512	122,676
Loss per share - basic and diluted	0.00	0.01	0.00	0.00
Cash and short-term investments	5,974,801	2,809,957	1,641,721	2,507,950
Exploration and evaluation assets	49,617,686	48,724,375	48,375,025	48,093,950
Total assets	55,967,850	51,801,705	50,458,763	50,918,610

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above.  Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities, flow-through premium recovery and variances in stock-based compensation expense.

During the three months ended June 30, 2021, the Company incurred higher filing and legal fees associated with its stock option plan renewal and new restricted share unit and deferred share unit plans.  The Company also recorded a $300,000 severance payment related to the retirement of the Company's former Executive Chairman.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended September 30, 2019, exploration and evaluation assets increased as the Company acquired 311 mineral claims that comprise the Canadian Creek Property and the Company completed field work for its 2019 drill campaign.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

During the three months ended June 30, 2021, the Company received $25.6M as part of a strategic investment from Rio Tinto Canada.

14

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended December 31, 2020, the Company raised $28.7M through an equity offering which resulted in a significant increase to cash and cash equivalents.

RESULTS OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Depreciation	25,815	-	25,815	-
Filing and regulatory fees	79,067	35,766	251,983	188,665
Office and administration	(43,428)	77,593	234,662	171,348
Professional fees	133,342	48,768	183,591	83,545
Share-based payments	209,654	70,998	406,417	166,853
Shareholder communication and travel	181,395	41,743	361,042	124,976
Wages and benefits	634,950	276,532	854,232	573,400

CORPORATE EXPENSES	1,220,795	551,400	2,317,742	1,308,787

Foreign exchange loss (gain)	(2,439)	8,125	(4,442)	7,809
Interest income	(46,161)	(845)	(84,501)	(5,863)
Flow-through premium recovery	-	(51,988)	(1,408)	(95,047)
Unrealized loss (gain) on marketable securities	4,100	(81,300)	45,800	(29,200)

LOSS AND COMPREHENSIVE LOSS	1,176,295	425,392	2,273,191	1,186,486

THREE MONTHS ENDED JUNE 30, 2021

Western incurred a loss of $1,176,295 (0.01 per common share) for the three months ended June 30, 2021, compared to a loss of $425,392 ($0.00 per common share) over the same period in 2020.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

The Company recorded $25,815 in depreciation related to right-of-use assets.

Filing and regulatory fees increased by $43,301 during the three months ended June 30, 2021, compared to the same period in 2020 as the Company incurred additional filing fees associated with renewing its stock option plan, and implementing new restricted share unit plan and deferred share unit plan.

Office and administration decreased by $121,021 during the three months ended June 30, 2021, compared to same period in 2020 due to a credit received related to corporate development activity.

Professional fees increased by $84,574 during the three months ended June 30, 2021, compared to the same period in 2020 due to a general increase in legal activity.

Share-based payments increased by $138,656 during the three months ended June 30, 2021, compared to the same period in 2020 due to timing, valuation, and recognition differences relating to the underlying stock option grants.

Shareholder communication and travel increased by $139,652 during the three months ended June 30, 2021, compared to the same period in 2020 as the Company increased investor outreach activities and promotional activities.

15

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Wages and benefits increased by $358,418 during the three months ended June 30, 2021, compared to the same period in 2020.  During the three months ended June 30, 2020, the Company incurred a $300,000 severance related to the retirement of its former Executive Chairman Dale Corman.

Differences in the unrealized losses are a result of variances in the share price of the marketable securities held by Western at each period end date.

SIX MONTHS ENDED JUNE 30, 2021

Western incurred a loss of $2,273,191 ($0.02 per common share) for the six months ended June 30, 2021, compared to a loss of $1,186,486 ($0.01 per common share) over the same period in 2020. The fluctuations in the Company's corporate costs during the six months ended June 30, 2021 relate to variances in filing and regulatory fees, professional fees, share-based payments, shareholder communication and travel, wages and benefits and unrealized gains and losses on marketable securities. The reasons for these fluctuations are explained in the section above that discusses changes for the three months ended June 30, 2021.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June,	2021	2020
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(2,018,736)	(1,049,753)
Financing activities	25,291,094	6,263,354
Investing activities	(23,232,632)	(880,521)

CHANGE IN CASH AND EQUIVALENTS	39,726	4,333,080

Cash and cash equivalents - beginning	28,647,190	1,641,721

CASH AND CASH EQUIVALENTS	28,686,916	5,974,801

Cash and cash equivalents totaled $28.7 million as at June 30, 2021 (December 31, 2020 - $28.6 million).  Cash and short-term investments totaled $49.7 million as at June 30, 2021 (December 31, 2020 - 28.6 million).  Western's net working capital as at June 30, 2021 totaled $48.9 million (December 31, 2020 - $28.6 million).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

16

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the six months ended June 30, 2021, the Company received $532,500 from the exercise of stock options.  During the six months ended June 30, 2020, the Company received $12,500 from the exercise of stock options.

During the six months ended June 30, 2021, the Company completed a private placement for aggregate proceeds of $25.6 million.  During the six months ended June 30, 2020, the Company completed private placements for aggregate proceeds of $6.4 million.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments.  Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes.  Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the six months ended June 30, 2021, the Company purchased $21.0 million in short term investments and spent $2.2 million on exploration and evaluation assets.  During the six months ended June 30, 2020, Western spent $881,000 on exploration and evaluation expenditures.  The Company did not purchase any short term investments during the six months ended June 30, 2020.

The majority of the mineral property expenditures incurred during the six months ended June 30, 2021, relate to the Company's exploration program and engineering activities.  A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 150,576,125 common shares outstanding. The Company also has 6,575,000 stock options outstanding with exercises prices ranging from $0.75 to $1.66 and 1,500,000 warrants with an exercise price of $0.85.

KEY MANAGEMENT COMPENSATION

The Company's related parties also include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries and director fees	522,722	195,796	735,466	454,351
Share-based payments	197,002	61,773	380,930	149,020

KEY MANAGEMENT COMPENSATION	719,774	257,569	1,116,396	603,371

17

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

During three and six months ended June 30, 2021, the Company's former Chairman, Dale Corman, received a $300,000 severance related to his retirement.

During the year ended December 31, 2020, a director of the Company was indirectly paid $270,000 for marketing and financial advisory services.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Environmental site reclamation

As at June 30, 2021, the Company had not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company.  The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time.  Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2020.  As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2020.

18

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2020.

Based on that assessment, management concluded that, as at December 31, 2020, the Company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from January 1 to June 30, 2021, that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting or its disclosure controls and procedures

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or Canadian chartered banks.  The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western's maximum exposure to credit risk.

19

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

As at June 30, 2021, the carrying amounts of cash and cash equivalents, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

20

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis ("MD&A") and certain information incorporated by reference in this MD&A contain certain forward-looking statements concerning Western's strategy, projects, plans or future financial or operating performance.  All statements that are not statements of historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", "targets", "plans", "goals" and similar expressions, or statements that events, conditions or results "will", "may", "could", "should" or "would" occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading "Casino Project Update" and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs in connection with the Casino Project); cash flow forecasts; exploration results at the Company's property; budgets; work programs; permitting or other timelines; the Company's engagement with local communities to manage the COVID-19 pandemic; estimated timing for construction of, and production from, any new projects; strategic plans, including without limitation Western's strategy and plans in respect of environmental and social governance issues; market price of precious and base metals; expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other known or unknown factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Company's credit ratings; the impact of inflation; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the possibility that future exploration results will not be consistent with the Company's expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies. Western also cautions that its 2020 guidance, projections, plans and strategy may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

21

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance.

22

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC.  Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources.  These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations.  In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

23